Performance for Quarter & Year ended March 31, 2016 Jatin Dalal Senior Vice President and Chief Financial Officer April 20, 2016 Exhibit 99.2

Financial Summary for the Year Ended March 31, 2016 (IFRS) Wipro Limited FY 16 (Rs Crore) YoY Growth Revenues 51,244 9% Results from Operating Activities (EBIT) 9,702 2% Net Income 8,892 3% Net Income refers to ‘Profit for the period attributable to equity shareholders of the company’ Revenue of the Company grew 9% YoY in FY16. Net Income grew 3% YoY. Segments Revenue (Rs Crore) YoY Growth Segment Results (Rs Crore) YoY Growth IT Services 48,732 11% 9,972 2% IT Services Revenue grew by 11% on a YoY basis and EBIT grew 2% YoY. Board approved a buyback proposal for purchase by the company of up to 4 crore shares at a price of Rs. 625 per equity share aggregating up to Rs.2,500 crores. Payout for the year including interim, final dividend & the approved buyback amount is 48%

Financial Summary for the Quarter Ended March 31, 2016 (IFRS) Wipro Limited Q4 16 (Rs crores) YoY Growth Revenues 13,632 12% Results from Operating Activities (EBIT) 2,484 1% Gross Cash is the sum of (i) cash and cash equivalents plus (ii) Available for Sale Investments – current, and (iii) Interest bearing deposits with corporates - current. For detailed reconciliations, please refer slide 12 in appendix 1 crores=10 million Revenue of the Company grew 12% YoY in the quarter. IT Services Segment Revenue was Rs 12,797 crore, an increase of 14% YoY Gross Cash position was Rs. 30,143 crores or $ 4.55 Billion

Highlights for the quarter Net Headcount addition of 2,248 in the quarter. Headcount now stands at 172,912. For reconciliation of non-GAAP constant currency IT Services USD revenues please refer to slide 12 Segment Profit refers to Segment Results 1 crores= 10 million IT Services Segment Margins was 20.1% for the quarter. Non-GAAP constant currency IT Services Segment USD Revenue grew 2.7% QoQ and grew 7.8% YoY. Wipro completed the acquisition of Health Plan Services, a BPaaS company in US Quarterly Annualized voluntary attrition dropped from 16.3% in Q3 to 14.9%

IT Services - Revenue Dynamics for Quarter Ended March 31, 2016 Healthcare, Life Sciences & Services grew 20.1% on a constant currency YoY basis Retail, Consumer Goods and Transportation grew 15.2% on a constant currency YoY basis Manufacturing grew 9.1% on a constant currency YoY basis Americas grew 8.5% on a constant currency YoY basis India and Middle East grew 14.0% on a constant currency YoY basis APAC and Other Emerging Markets grew 7.8% on a constant currency YoY basis Geographies Business Process Service grew 19.9% on a YoY reported basis Product Engineering Services grew 11.5% on a YoY reported basis Global Infrastructure Services grew 9.9% on a YoY reported basis Business units Service Lines The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography

Looking ahead * Guidance is based on the following exchange rates: GBP/USD at 1.42, Euro/USD at 1.12, AUD/USD at 0.74, USD/INR at 67.31 and USD/CAD at 1.35 Looking ahead for the quarter ending June 30, 2016 We expect the Revenue from our IT Services business to be in the range of $ 1,901 million to $ 1,939 million* Jan Feb Apr May Jun Jul Aug Sep Oct Nov Dec 2016-17 Mar

Supplemental Data Key Operating Metrics of IT Services

Key Operating Metrics in IT Services for the Quarter ended March 31, 2016 Particulars Q4’16 Q3’16 Q4’15 Revenue Composition Global Media & Telecom 13.1% 13.4% 13.4% Finance Solutions 25.4% 26.2% 26.5% Manufacturing & Hitech 18.8% 18.4% 18.3% Healthcare, Life Sciences & Services 13.3% 12.0% 11.7% Retail, Consumer Goods & Transportation 15.4% 15.6% 14.5% Energy, Natural Resources & Utilities 14.0% 14.4% 15.5% Geography Composition Americas 52.5% 52.8% 51.7% Europe 25.6% 24.8% 26.3% India & Middle East Business 11.0% 11.0% 10.7% APAC & Other Emerging Markets 10.9% 11.4% 11.3% People related Number of employees 172,912 170,664 158,217

Thank You Jatin.Dalal@wipro.com Jatin Dalal Senior Vice President & Chief Financial Officer

Appendix

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores)   As of   Mar 31, 2016 Computation of Gross cash position   Cash and cash equivalents 9,905 Available for sale investments - current 13,294 Inter corporate and term deposit - current 6,944 Total 30,143 WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR crores)   Three months ended   Mar 31, 2016 Profit for the period [A] 2,235     Computation of Free cash flow   Net cash generated from operating activities 1,928 Add/(deduct) cash inflow/(outflow) on :       Purchase of Property,plant and equipment (527) Proceeds from sale of Property,plant and equipment 28 Free cash flow attributable to equity holders of the company [B] 1,428 Free cash flow as a percentage of Net income [B/A] 64%     Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended March 31, 2016 Three months ended March 31, 2016 IT Services Revenue as per IFRS $1,882.0 IT Services Revenue as per IFRS $1,882.0 Effect of Foreign currency exchange movement $ 5.6 Effect of Foreign currency exchange movement $ 30.3 Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 1,887.6   Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $1,912.3 Reconciliation of Free Cash Flow Reconciliation of Non-GAAP constant currency Revenue 1 crores=10 million